Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 March 9, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                            FT 8588
                       FT High Income Model Portfolio, 2Q '20
                                    (the "Trust")
                         CIK No. 1796419 File No. 333-236592
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
---------

      1. PLEASE REPLACE THE PHRASE "A SIGNIFICANT PORTION" WITH THE ACTUAL PERCENTAGES THAT THE TRUST WILL INVEST IN LMBS AND FTSL.

      Response: The percentage that the Trust invests in each underlying ETF will be disclosed on the "Schedule of Investments."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                                  By /s/ Daniel J. Fallon
                                                     ________________________
                                                     Daniel J. Fallon